Exhibit 10.18

AXION INTERNATIONAL HOLDINGS, INC.
180 South Street, Suite 104
New Providence, NJ 07974

September [**], 2010
23

Steven Silverman
100 Old Palisades Road, Apt 4006
Ft. Lee, NJ 07024

Re: Offer of Employment Dear

Steven,

On behalf of Axion International Holdings, Inc. (the "Company"), I am pleased to offer you the position of President and Chief Operating Officer, reporting to and under the direction of the Company's Board of Directors and Chief Executive Officer. In addition, you also will serve, if elected, at no additional compensation, in any other position of officer or director of the Company or any of its subsidiaries. This offer is contingent upon your successful completion of background screening. Subject to the increases set forth below, the base salary (the "Base Salary") for this position is $175,000.00 per annum, payable in accordance with the Company's payroll practices. We are also prepared to offer you the following additional benefits:

•	Participation in health and other benefit programs of the Company consistent with those benefit programs provided to other senior executives of the Company;

•	Twenty (20) days paid vacation each year in accordance with the applicable policies of the Company; and

•
Reimbursement of reasonable, ordinary and necessary business expenses incurred by you in the fulfillment of your duties upon presentation by you of an itemized account of such expenditures, in accordance with Company practices.

In addition, you will be granted options (the "Options") to purchase up to 1,000,000 shares of the Company's Common Stock. The Options shall be issued pursuant to and shall remain subject to the Company's proposed 2010 Stock Plan and shall be exercisable for a period of up to seven (7) years from the Start Date. In the event that the 2010 Stock Plan is not adopted, the Options shall be on terms substantially similar to those set forth in the proposed 2010 Stock Plan. The vesting and the exercise price per share of the Options shall be as follows:

Vesting	No. of Options	Exercise Price
Immediately on Start Date	150,000	FMV (as defined below)

1st anniversary date of Start Date	100,000	$1.25

Upon the Company achieving $10 million in sales during any fiscal year ("1st Milestone")	250,000	$1.50

Upon the Company achieving $15 million in sales during any fiscal year ("2nd Milestone")	250,000	$1.75

Upon the Company achieving $25 million in sales during any fiscal year ("3rd Milestone")	250,000	$2.50

"FMV" shall mean "Fair Market Value of a Share of Common Stock" as such term is defined in the 2010 Stock Plan. Except as set forth below, all unvested Options shall be forfeited upon the termination of your employment with the Company.

Upon the Company achieving the applicable Milestones, your Base Salary shall be increased to the amounts set forth below:

Milestone	Base Salary

1st Milestone	$250,000

2nd Milestone	$300.000

3rd Milestone	$375,000

In the event, following a Change of Control (as defined below), your employment with the Company is terminated by the Company for any reason other than (a) for Cause (as defined below), (b) due to your death or (c) due to a Permanent Disability (as defined below), you shall be entitled to (x) receive severance in the amount of $300,000, payable in a lump sum payment, plus, (y) if such termination occurs prior to the first anniversary date of Start Date, immediate vesting of the 100,000 Options which would have otherwise vested on such first anniversary date.

In the event that your employment with the Company is terminated as a result of your death, your estate shall be entitled to receive an amount equal to 50% of your then current Base Salary.

"Cause" shall mean (a) a good faith finding by the Board of Directors of the Company that (i) you have materially failed to perform your assigned duties for the Company and have failed to remedy such failure within twenty (20) days following written notice from the Company to you notifying you of such failure, (ii) you have breached any material term of your employment, any confidentiality, non-disclosure, assignment of inventions or other similar agreement between you and the Company, or (iii) you have engaged in dishonesty, gross negligence, willful misconduct or violation of any applicable code of ethics of the Company which could result in any material loss, damage or injury to the Company, or (b) the conviction of you of, or the entry of a pleading guilty or nolo contendere by you to, any felony punishable by imprisonment for more than one (1) year. "Change of Control" shall mean (a) the transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")); (b) the acquisition by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, of more than 50% of the aggregate ordinary voting power of the Company; or (c) during any period of twenty-four (24) months, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose nomination for election was approved by a vote of at least sixty-six and two-thirds (66 2/3%) percent of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors. "Permanent Disability" shall mean any illness, physical or mental disability or other incapacity that causes you to fail for a period of three (3) consecutive months, or for shorter periods aggregating three (3) months during any twelve-month period, to render the services provided for by your employment with the Company.

Should you accept this offer, your continued at will employment requires both satisfactory job performance and compliance with existing and future Company policies. Because most of our staff handles a variety of proprietary and private information concerning plans, products, services, customers, etc., protecting privacy is the responsibility of all employees. Therefore, a further condition of your employment is that you enter into the Company's Confidentiality & Inventions Agreement.

Any compensation you receive from the Company or any of its affiliates shall be subject to the Section 409A Addendum attached hereto.

You will be required to complete customary federal and state payroll tax forms, along with an INS Form 1-9 in order to verify your eligibility to work in the United States. Please bring with you on your first day of employment documents that will establish your identity and employment eligibility.

We would like for you to start as soon as [**], 2010. If you have any questions, please feel free to call me at (908) 542-0888.

Sincerely,

/s/ James Kerstein
James Kerstein
Chief Executive Officer

I hereby accept employment with the conditions set forth in this letter.

/s/ Steven Silverman
Steven Silverman

9/23/2010
Date

SECTION 409A ADDENDUM

General. To the extent applicable, the terms of your employment shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), and the Department of Treasury Regulations and other interpretive guidance promulgated thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof (collectively, "Section 409A"). Notwithstanding any provision of any agreement between you and the Company to the contrary, in the event that the Company determines that any compensation or benefits payable or provided under such agreement may be subject to Section 409A, the Company may adopt (without any obligation to do so or to indemnify you for failure to do so) such limited amendments to such agreement and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Company reasonably determines are necessary or appropriate to (i) exempt the compensation and benefits payable under such agreement from Section 409A and/or preserve the intended tax treatment of the compensation and benefits provided with respect to such agreement or (ii) comply with the requirements of Section 409A.

Separation from Service under 409A. Notwithstanding any provision to the contrary in this Agreement:

No compensation shall be due upon termination of your employment with the Company unless the termination of your employment constitutes a "separation from service" within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations; and

If you are deemed at the time of your separation from service to be a "specified employee" for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the termination benefits to which you are entitled (after taking into account all exclusions applicable to such termination benefits under Section 409A), is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your termination benefits shall not be provided to you prior to the earlier of (i) the expiration of the six-month period measured from the date of your "separation from service" with the Company (as such term is defined in the Department of Treasury Regulations issued under Section 409A of the Code) or (ii) the date of your death. Upon the earlier of such dates, all payments deferred pursuant to this subparagraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided in the relevant agreement; and

The determination of whether you are a "specified employee" for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of your separation from service shall be made by the Company in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including, without limitation, Section 1.409A-1(i) of the Department of Treasury Regulations (and any successor provision thereto); and

For purposes of Section 409A, your right to receive any installment payments upon termination of your employment shall be treated as a right to receive a series of separate and distinct payments; and

The reimbursement of any expense you are entitled to receive shall be made no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year.